Aesthetic Medical International Holdings Group Ltd

August 27, 2024

VIA EDGAR

Mr. Conlon Danberg

Ms. Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aesthetic Medical International Holdings Group Ltd
Form 20-F for the Year Ended December 31, 2023
Filed April 25, 2024
File No. 001-39088

Dear Mr. Danberg and Ms. Sawicki:

Aesthetic Medical International Holdings Group Ltd (the “Company,” “we,” “us,” “our company” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 13, 2024 regarding its annual report on Form F-20 for the fiscal year ended December 31, 2023 (the “FY2023 Form 20-F”) filed on April 25, 2024. For ease of reference, we have repeated the Staff’s comments in bold in this response letter and numbered them accordingly. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the FY2023 Form 20-F. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2024.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Item 3. Key Information, page 1

1.	Please revise your disclosure under Item 3. Key Information to provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. In this regard, we note that while your disclosure under Item 4.C. Organizational Structure starting on page 91 appears to address many of these points they are not included at the outset of your Annual Report.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 1:

AIH is not a Chinese operating company but a Cayman Islands holding company with operations conducted ~~by its subsidiary, Peng Yida Business Consulting (Shenzhen) Co., Ltd.~~ through our subsidiaries incorporated in mainland China, or the PRC subsidiaries and through contractual arrangements with ~~individuals and entities based in China~~ the Relevant Subsidiaries and this structure involves unique risks to investors. Investors are purchasing securities of a Cayman Islands holding company rather than securities of our subsidiaries that have substantive business operations in China and the Cayman Island holding company controls our subsidiaries in China primarily by direct equity ownership of up to 70.0% of the share interests of the Relevant Subsidiaries.

Chinese law imposes various restrictions on the direct foreign investment in PRC companies, including a limitation of 70% or less of equity interests or the rights held by foreign entities in PRC medical institutions. Consequently, contractual arrangements are entered into to provide investors with more exposure to foreign investment in seven Relevant Subsidiaries. We own 65% or more direct equity interest in each of the Relevant Subsidiaries and as a result we are able to control and consolidate such subsidiaries as a result of our direct majority equity ownership, among other things, and do not depend on the contractual arrangements in relation to the minority equity interest to control and consolidate such subsidiaries. The Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries, (ii) receive economic benefits from the Target Equity Interests in the Relevant Subsidiaries, and (iii) have an exclusive option to purchase all or part of the Target Equity Interests in the Relevant Subsidiaries when and to the extent permitted by PRC laws. A summary of certain material terms of the Contractual Arrangements is as follows. For more details of these contractual arrangements, see ~~See~~ “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests” in this annual report.

•	Loan Agreement. Under the loan agreements among Mr. Zhou Qiuming, Dr. Zhou Pengwu and Shenzhen Pengai Investment, Shenzhen Pengai Investment agrees to extend a loan to Mr. Zhou Qiuming and Dr. Zhou Pengwu in an equivalent amount to the purchase price to be paid by Mr. Zhou Qiuming and Dr. Zhou Pengwu for acquiring the Target Equity Interests. Pursuant to each of these loan agreements, Mr. Zhou Qiuming and Dr. Zhou Pengwu shall repay the loan by transferring the current and future economic interest of the Target Equity Interests to Shenzhen Pengai Investment.

•	Economic Interest Transfer Agreement. Under the economic interest transfer agreements among Mr. Zhou Qiuming, Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries, the economic interest in relation to the Target Equity Interests currently held and subsequently acquired by Mr. Zhou Qiuming or Dr. Zhou Pengwu shall be transferred to Shenzhen Pengai Investment. Upon the execution of each economic interest transfer agreement, the repayment obligation of Mr. Zhou Qiuming or Dr. Zhou Pengwu under each loan agreement is deemed fully discharged.

•	Exclusive Option Agreement. Under the exclusive option agreement among Mr. Zhou Qiuming, Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries, Mr. Zhou Qiuming and Dr. Zhou Pengwu irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interest in the Relevant Subsidiary, and the purchase price shall be the lowest price permitted by applicable PRC law.

•	Equity Interest Pledge Agreements. Under the equity interest pledge agreement among Mr. Zhou Qiuming, Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries, Mr. Zhou Qiuming and Dr. Zhou Pengwu pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiary acquired by him to Shenzhen Pengai Investment to guarantee the performance by Mr. Zhou Qiuming or Dr. Zhou Pengwu and the Relevant Subsidiary of their respective obligations under the applicable agreements under the Contractual Arrangements. If the Relevant Subsidiary or Mr. Zhou Qiuming or Dr. Zhou Pengwu breaches any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity.

•	Power of Attorney. Under the proxy agreement and power of attorney executed by Mr. Zhou Qiuming and Dr. Zhou Pengwu, they irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of their shareholders’ voting and other rights associated with the Target Equity Interests in each of the Relevant Subsidiaries.

•	Spousal consent letter. Pursuant to relevant spousal consent letters executed by the spouse of Mr. Zhou Qiuming and the spouse of Dr. Zhou Pengwu, they unconditionally and irrevocably agreed that the equity interest in each of the Relevant Subsidiaries held or to be held by Mr. Zhou Qiuming and Dr. Zhou Pengwu and registered or to be registered in his name will be disposed of pursuant to the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. They not to assert any rights over the equity interest in the Relevant Subsidiaries held or to be held by Mr. Zhou Qiuming or Dr. Zhou Pengwu. In addition, in the event that they obtain any equity interest in each of the Relevant Subsidiaries for any reason, they agreed to be bound by the Contractual Arrangements.

Nevertheless, the contractual arrangements related to Target Equity Interest, involves unique risks to investors in the ADSs and ordinary shares of our Company. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the Relevant Subsidiaries and we may incur substantial costs to enforce the terms of the Contractual Arrangements. If the Relevant Subsidiaries, Mr. Zhou Qiuming or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we could be limited in our ability to enforce the Contractual Arrangements that effectively assigned us the voting rights in the Relevant Subsidiaries, since such contractual arrangements have not been tested in the courts of mainland China. Furthermore, if we are unable to maintain such effective assignment under the Contractual Arrangements, we may not be able to continue to consolidate the financial results of the Relevant Subsidiaries in our financial statements. In addition, there are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to the Contractual Arrangements with the Relevant Subsidiaries, Mr. Zhou Qiuming and Dr. Zhou Pengwu. It is uncertain whether any new laws or regulations of mainland China relating to such contractual arrangements will be adopted or if adopted, what they would provide. If we or any of the Relevant Subsidiaries is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. ~~Such contractual arrangements have not been tested in court. The regulatory authorities in China could disallow such arrangements, which may have negative impact on our business and reduce the value of our securities. Contractual arrangements may not be as effective as direct ownership.~~ See “Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – If the PRC government deems that the Contractual Arrangements do not comply with PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests received through the Contractual Arrangements” “Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – The Contractual Arrangements may not be as effective in providing control as direct ownership and Relevant Subsidiaries or Mr. Zhou Qiuming or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements” “Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – Mr. Zhou Qiuming or Dr. Zhou Pengwu may have potential conflicts of interest with us, which may materially and adversely affect our control over the Target Equity Interests.” and “Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – Any failure by our Relevant Subsidiaries and their other respective shareholders, including Mr. Zhou Qiuming or Dr. Zhou Pengwu, to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” in this annual report.

Our corporate structure is subject to risks associated with the Contractual Arrangements with the Relevant Subsidiaries. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the Relevant Subsidiaries. Uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, and such contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in mainland China do not comply with the laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the Relevant Subsidiaries could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the Relevant Subsidiaries being deconsolidated, which would have a material effect on our operations and result in the value of our securities to significantly decline or become worthless. Our company, our PRC subsidiaries and the Relevant Subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the Contractual Arrangements with the Relevant Subsidiaries and, consequently, significantly affect the financial performance of the Relevant Subsidiaries and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information – 3.D. Risk Factors – Risks Relating to Our Corporate Structure.”

As we are a holding company with substantive business operations in China, you should pay special attention to other disclosures included in this annual report and risk factors included herein. In particular, any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information – 3.D. Risk Factors – Uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially and adversely affect us.” In addition, the PRC government has significant authority to exert influence on the ability of a company with substantive operations in China, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. Due to our business operations in Hong Kong, the regulatory actions related to data security or anti-monopoly concerns in Hong Kong may also impact our ability to conduct our business, accept foreign investments or list on a U.S. or foreign exchange. See “Item 3. Key Information – 3.D. Risk Factors – Risks Related to Doing Business in China.”

In this annual report, “AIH” refer to Aesthetic Medical International Holdings Group Limited, and “we” “us” “our company” “the Company” “the Group” and “our” refer to Aesthetic Medical International Holdings Group Limited and its subsidiaries, and in the context of describing our consolidated financial information.

The diagram below illustrates our corporate structure, including our principal subsidiaries and the Relevant Subsidiaries as of the date of this annual report:

Notes:

(1)	As of the date of this annual report, “Relevant Subsidiaries” are to, collectively, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Jiahong Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly, with ownership percentages of 27%, 26%, 3%, 15%, 12%, 25%, and 25% respectively. We refer to these equity interests held by Mr. Zhou Qiuming or Dr. Zhou Pengwu as the “Target Equity Interests,” which constitute all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries.

(2)	As of the date of this annual report, except for the Target Equity Interests representing all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s equity interests in the Relevant Subsidiaries which we consolidate through Contractual Arrangements as further described below, the remaining equity interest in our PRC operating subsidiaries is held by Shenzhen Pengai Investment, unaffiliated third parties and certain of our employees.

(3)	Other major subsidiaries are those treatment center subsidiaries other than Relevant Subsidiaries under Shenzhen Pengai Hospital Investment Management Co., Ltd. Shenzhen Pengcheng Hospital, Shenzhen Pengai Aesthetic Medical Hospital and Haikou Pengai Aesthetic Medical Hospital Co., Ltd. were established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to the 70% foreign shareholding restrictions. For instance, Guangzhou Pengai Aesthetic Medical Hospital is controlled by Shenzhen Pengai Investment, which holds its 70% equity interest, with the remaining 26% equity interest held by Dr. Zhou Pengwu. Unlike the typical variable interest entity structure, this arrangement allows our Company to exert control over its subsidiaries through direct majority ownership rather than purely relying on contractual arrangements. For details about other major subsidiaries as of the date of this annual report and our beneficial interest in such subsidiaries, please see “Item 4. Information on the Company—Item 4.C. Organizational Structure.”

2.	Provide here a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the Contractual Arrangements with the Relevant Subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the Contractual Arrangements with the Relevant Subsidiaries.

Response: In response to the Staff’s comment, the Company respectfully proposes to add the following paragraphs to “Item 3. Key Information” (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined):

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Cash and Asset Flows Through Our Organization

AIH is a Cayman Islands holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and the Relevant Subsidiaries. As a result, our ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to AIH. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or other transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require a foreign-invested enterprise to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or in an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected. For details, see “Item 3. Key Information - D. Risk Factors - Risk Factors - We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

AIH, our Cayman Islands holding company, may transfer cash to its wholly owned subsidiaries by making capital contributions or providing intra-group loans, subject to certain restrictions under the applicable local laws, including the laws of mainland China. For the years ended December 31, 2021, 2022 and 2023, AIH made cash transfers of RMB30.0 million, RMB95.7 million and RMB163.0 million (US$23.0 million), respectively, as capital contributions to our wholly owned PRC subsidiary, Peng Yi Da Business Consulting Co., Ltd. For the years ended December 31, 2021, 2022 and 2023, there were no cash or assets transfer made from our subsidiaries or the Relevant Subsidiaries to AIH. For the years ended December 31, 2021, 2022 and 2023, no assets other than above cash transactions were transferred between our Cayman Islands holding company and our subsidiaries, including the Relevant Subsidiaries; and no subsidiaries, including the Relevant Subsidiaries, paid dividends or made other distributions to the holding company.

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments. Our finance department oversees the allocation of funds across all subsidiaries, including the Relevant Subsidiaries. Each transfer of cash between AIH, a subsidiary and a Relevant Subsidiary is subject to internal approval. Additionally, the approval of online banking transactions is centralized and managed at our headquarter in Shenzhen. The cash of the group is disbursed and applied to each operating entity based on the budget and operating conditions of such specific operating entity. Each cash requirement, after being raised by the relevant operating entity, is subject to two levels of review process by the finance department.

Under the laws of mainland China, AIH and our offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements, and our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or transferring any of their net assets to AIH or our offshore subsidiaries. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash.

As of the date of this annual report, no dividends or distributions were made to AIH by our subsidiaries or the Relevant Subsidiaries, and no dividends or distributions have been made to U.S. investors. We currently intend to retain all of our available funds and any future earnings to operate and expand our business and we do not expect to declare or pay any dividends or make distributions to the Relevant Subsidiaries in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Cash transfers from our Hong Kong subsidiaries to AIH or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. For PRC and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

Item 3. Key Information

The Holding Foreign Companies Accountable Act, page 2

3.	We note your statement here that “the Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work performed for our financial statements.” Please explain here, as you do on page 145 that effective on December 12, 2023, you appointed Onestop Assurance PAC as your independent registered public accounting firm for the audit of your financial results of the three fiscal years ended December 31, 2023. Please disclose the location of Onestop’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company in light of your recent change in auditors.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

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The Holding Foreign Companies Accountable Act

Effective on December 12, 2023, we appointed Onestop Assurance PAC (“Onestop”), an independent registered public accounting firm, as our current auditor for the audit of our financial results of the three fiscal years ended December 31, 2023. Onestop is headquartered in Singapore and is subject to laws in the United States pursuant to which the Public Company Accounting Oversight Board (“PCAOB”) conducts regular inspections to assess their compliance with the applicable professional standards. The PCAOB has access to inspect and investigate registered firms in Singapore in accordance with a joint cooperative arrangement in place since 2008. However, if PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China, Hong Kong or any other jurisdictions and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the Holding Foreign Companies Accountable Act, or the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of our ADSs. ~~In particular, the Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate audit work auditors located in China. On December 2, 2021, the U.S. Securities and Exchange Commission, or the SEC, adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.~~ The HFCAA, was enacted on December 18, 2020, as amended by the Consolidated Appropriations Act, 2023. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our former auditor, Union Power HK CPA Limited, a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. ~~is subject to the determinations that the PCAOB was is unable to inspect or investigate completely.~~ In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our Company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F for fiscal year 2021 with the SEC on May 16, 2022. ~~In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.~~ On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As such ~~However~~, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. See “Risk Factors – Risks Related to Doing Business in China – Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

Item 3. Key Information

Permissions Required from the PRC Authorities for Our Operations, page 3

4.	We note your disclosure in this section regarding the permissions or approvals you are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. Please also describe the consequences to you and your investors if you, your subsidiaries, or the Relevant Subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with additions shown as underlined):

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Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in Mainland China. Our operations in China are governed by PRC laws and regulations. Recently, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or involve foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements, some of which are published with little advance notice, including stringent enforcement against illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We may be subject to the approval, filing or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities in connection with offshore offerings under current PRC laws, regulations and rules. However, we do not believe that approval of the cybersecurity review of the Cyberspace Administration of China, or the CAC is required under current PRC laws, regulations and rules at this stage, as we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over PRC national security. However, we cannot affirm that PRC regulators share the same interpretation. Because these statements and regulatory actions are new and subject to change, it is highly uncertain as to how quickly the legislative or administrative regulation making bodies in China will respond to companies, or what existing or new laws or regulations will be amended or promulgated, if any, or the potential impact such amended or new legislation will have on our daily business operations or our ability to accept foreign investments and list on a U.S. stock exchange. If we, our subsidiaries, or the Relevant Subsidiaries fail to obtain or maintain any requisite approvals with respect to our business operation or our future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, or if the applicable laws, regulations or interpretations thereof change and we become subject to the requirement of such additional permissions or approvals in the future, our ability to maintain our business operation or to offer or continue to offer securities to investors may be significantly limited or completely hindered. We cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could impede our efforts to improve our liquidity or maintain or expand our business operation, and may have a material adverse impact on our business, results of operations, financial condition and prospects, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. For risks relating to approval of the CSRC, the oversight of the CAC, and other PRC government authorities, please refer to “Item 3. Key Information—D. Risk Factors — Risks relating to relating to doing business in the PRC.” As of the date of this annual report, none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation. Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

Item 3.D Risk Factors

Summary Risk Factors

Risks relating to doing business in the PRC, page 4

5.	In your summary of risk factors relating to doing business in the PRC, please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Risks relating to doing business in the PRC

•	increased labor costs and potential non-compliance caused by the enforcement of the PRC Labor Contract Law;

•	changes in the PRC’s economic, political and social conditions, as well as governmental policies, that may affect our business and operations as a result of our corporate structure with substantial operations in China. For details, see “Item 3. Key Information - D. Risk Factors - Risk Factors - The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.” of this annual report on page 27;

•	changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China and the fact that rules and regulations in mainland China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could adversely affect us. For details, see “Risk Factors - Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could materially and adversely affect us.” of this annual report on page 27 ~~PRC laws, rules and regulations~~;

•	The PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For details, see “Risk Factors - The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.” of this annual report on page 27;

•	changes in international trade policies and barriers to trade or the emergence of a trade war;

•	potential liabilities under the FCPA, Chinese anti-unfair competition laws and relevant tax laws;

•	restrictions on currency exchange;

•	potential liability or penalties and limitation on our ability to inject capital into these subsidiaries due to PRC regulations relating to investments in offshore companies by PRC residents; and

•	the risks related to the enactment of the Holding Foreign Companies Accountable Act.

Item 3.D. Risk Factors

Risks relating to doing business in the PRC, page 26

6.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comment, the Company respectfully proposes to add the following paragraphs to “Item 3. Key Information—D. Risk Factors—Risks relating to relating to doing business in the PRC” (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined):

Page 27:

The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

The PRC government has significant authority to intervene or exert influence on the business operations conducted in China in various aspects at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. In particular, the operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong in the future. Therefore, uncertainties in the laws and regulations of mainland China from time to time and the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and affect our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Changes in the economic, political or social conditions, or government policies of mainland China could also materially and adversely affect our business, financial condition, and results of operations.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to maintain our business operations in China through our subsidiaries and the Relevant Subsidiaries depends on a number of factors, including macro-economic and other market conditions. Our business, financial condition and results of operations may be materially and adversely affected by the following factors that are affected by a number of variables which are beyond our control:

•	changes in political or social conditions of mainland China;
•	changes in laws, regulations, and administrative directives or the interpretation thereof;
•	measures which may be introduced to control inflation or deflation; and
•	changes in the rate or method of taxation.

In addition, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, the PRC government authorities published the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments.

Since these regulations are relatively new and remain unclear on how they will be interpreted, amended and implemented by the PRC government authorities, it remains uncertain whether we can obtain the specific regulatory approvals from, or complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering or for foreign investment in China-based issuers in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to offer or continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business and operations.

General

7.	To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure) as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 40 under the risk factor titled “Because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited”:

In addition, we conduct substantially all of our business operations in emerging markets, including mainland China, and substantially all of our directors and senior management are based in mainland China. Among our directors and officers, except for Ms. Li Yanyun, who is based in Singapore, and Ms. Laurena Wu, who resides in Hong Kong, all of our other directors and officers, including Mr. Zhang Chen, Dr. Zhou Pengwu, Ms. Wu Binhua, Ms. Wu Binqi, Mr. Zhang Changsuo, Mr. Zhou Xichun, Mr. Liu Bo, Ms. Xu Tianqing, Mr. Lin Yingzhou, Ms. Hu Qing and Mr. Wu Guanhua, reside in mainland China, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands, Hong Kong or mainland China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the mainland China, Hong Kong and of the jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including mainland China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including mainland China. For example, in mainland China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. ~~In China, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.~~ Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”

Page 46:

You may have difficulty enforcing judgments obtained against us.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, all ~~some~~ of our directors and officers are nationals and residents of countries other than the United States. Among our directors and officers, except for Ms. Li Yanyun, who is based in Singapore, and Ms. Laurena Wu, who resides in Hong Kong, all of our other directors and officers, including Mr. Zhang Chen, Dr. Zhou Pengwu, Ms. Wu Binhua, Ms. Wu Binqi, Mr. Zhang Changsuo, Mr. Zhou Xichun, Mr. Liu Bo, Ms. Xu Tianqing, Mr. Lin Yingzhou, Ms. Hu Qing and Mr. Wu Guanhua, reside in mainland China, and all or a substantial portion of their assets are located outside of the United States. ~~A~~ As a result, all or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors~~, some of whom currently reside in the United States and whose assets are located outside the United States~~. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong or mainland China ~~or the PRC~~ would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. ~~PRC courts~~ Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between Mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts of mainland China ~~PRC courts~~ will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. See “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.” for more details.

Page 120 under section of “Item 6. Directors, Senior Management and Employees”:

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands and primarily conduct our business operations in mainland China. Among our directors and officers, except for Ms. Li Yanyun, who is based in Singapore, and Ms. Laurena Wu, who resides in Hong Kong, all of our other directors and officers, including Mr. Zhang Chen, Dr. Zhou Pengwu, Ms. Wu Binhua, Ms. Wu Binqi, Mr. Zhang Changsuo, Mr. Zhou Xichun, Mr. Liu Bo, Ms. Xu Tianqing, Mr. Lin Yingzhou, Ms. Hu Qing and Mr. Wu Guanhua, reside in mainland China, and all or a substantial portion of their assets are located outside of the United States. All or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

There is uncertainty as to whether the courts of mainland China would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.

*          *          *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions or further comments, please do not hesitate to contact the Company at (+86) 139-2862-0496. If you have further comments, we would appreciate it if you would forward them by electronic mail to us at toby@pengai.com.cn or by phone.

Very truly yours,

/s/ Zhang Chen
Zhang Chen
Chairman